Exhibit 99(a)(12)

January 20, 2009

(Unofficial English translation of letter mailed only to ordinary shareholders residing in France)

Dear Sir or Madam,

As you may be aware, Sierra Wireless France launched a tender offer on December 2, 2008 for Wavecom. I would like to take this opportunity to provide you with more information regarding this transaction.

Created in 1993 and headquartered in Vancouver (Canada), Sierra Wireless is now one of the leading providers of wireless modems for mobile computing and Machine-to-Machine (M2M), and positioned first in terms of market share in North America for its USB modems or 3G modules. The combined company will be one that is on track to become a global leader in wireless data, in the fast-growing mobile computing and M2M markets.

Sierra Wireless France is offering to pay €8.50 per ordinary Wavecom share and €31.93 (plus accrued but unpaid interest) for each OCEANE (convertible bond) tendered to the offer. This is an all cash offer, which is subject to the condition that over 50% of all Wavecom securities’ voting rights are tendered.

Wavecom’s Board of Directors agreed that at €281 million, this offer represents an attractive valuation of the company, representing an approximately 108% premium over the Wavecom closing share price on October 3rd, 2008. I’d like to add that this valuation was considered fair by the independent expert appointed by Wavecom’s Board of Directors (the report of the independent expert can be found in the response note of Wavecom).

In this context, Wavecom’s Board of Directors has given its unanimous support to Sierra’s offer and Aram Hékimian and I, founders of the company currently holding around 21% of Wavecom’s capital, have committed to tender all our Shares to the offer.

Sierra Wireless France intends to request the use of a “squeeze-out” procedure wherein all shareholders will be required to tender their Shares, if the minority shareholders of Wavecom do not represent more than 5% of the share capital or voting rights of Wavecom at the end of the offer period.

Please note also that Gemalto has withdrawn its tender offer for Wavecom initiated in October 2008.

I strongly encourage you to tender your Shares to Sierra Wireless’s offer as soon as possible if you have not already done so. In order to tender your Shares into the offer, you should contact your financial advisor before February, 12th 2009, 5:30 pm, French time.

Shareholders or OCEANE holders residing in France can take part in the offer in the following simple ways:

•

The offer period will last 25 trading days, from January 9th to February 12th 2009, included. February 12th 2009 is therefore the date on which the Offer expires and is the last day for you to tender your Shares;

•	To tender your Shares, you must instruct your financial intermediary to tender your Shares into Sierra Wireless’ offer;

•	If you tender your Shares, your brokerage expenses will be reimbursed at 0.2% plus related VAT, up to a maximum of €200 (all tax included) per shareholder.

Should you wish to obtain further information about the French Offer or how to tender your Shares, please consult the relevant pages regarding the Sierra Wireless France offer which are available on our website: http://www.wavecom.com/takeover_bid, or the information note posted on the AMF’s (French financial authority) website. A hotline (in French) is also available to answer your questions on: 00 800 5464 5464.

I thank you for your loyalty and the trust you have placed in Wavecom over the years.

Michel Alard
President of the Board of Directors Wavecom	WAVECOM S.A. - 3, esplanade du Foncet - 92442 Issy-les-Moulineaux Cedex - France Tel: +33 (0) 1 46 29 08 00 Fax: +33 (0) 1 46 29 08 08

www.wavecom.com

Copies of the note d’information on the takeover bid launched by Sierra Wireless France for Wavecom approved by the AMF under visa no. 09-002 dated January 6, 2009 and of the “other information document” are available on the websites of Sierra Wireless, Inc. (www.sierrawireless.com) and of the Autorité des marchés financiers (www.amf-france.org) and can be obtained for free from Lazard Fréres Banque, 121 boulevard Haussmann, 75008 Paris.

Copies of the note en réponse of Wavecom approved by the AMF under visa no. 09-003 dated January 6, 2009 and of the “other information document” are available on the websites of Wavecom (www.wavecom.fr) and of the Autorité des marchés financiers (www.amf-france.org) and can be obtained for free from Wavecom, 3, esplanade du Foncet, 92442 Issy les Moulineaux, and Merrill Lynch Capital Markets (France) SAS, 112, avenue Kléber, 75761 Paris.

This letter is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Wavecom securities. The solicitation and the offer to buy the Shares, ADSs and OCEANEs of Wavecom is being made only pursuant to the offer to purchase and related materials that Sierra Wireless France SAS filed with the French Autorité des marchés financiers (the “AMF”) as a note d’information approved by the AMF under visa no. 09-002 dated January 6, 2009, or the Tender Offer Statement on Schedule TO Sierra Wireless France SAS filed with the U.S. Securities and Exchange Commission (the “SEC”). Wavecom security holders and other investors should read carefully the Tender Offer Statement on Schedule TO; the note d’information, and the “other information document” filed by Sierra Wireless as well as the Schedule 14D-9; note en réponse and the “other information document” Wavecom filed, and any amendments or supplements thereto, prior to making any decisions with respect to the tender offers because these documents contain, or will contain, important information, including the terms and conditions of the tender offer. Wavecom security holders and other investors can obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (http://www.amf-france.org.), and with the SEC, from the SEC’s website (http://www.sec.gov), in each case without charge. Such materials filed by Sierra Wireless France SAS will also be available for free at Sierra Wireless’s website (http://www.sierrawireless.com).

This letter contains forward-looking statements which are not historical facts. Such forward-looking statements relate to the combined company’s future business prospects and projected position in the wireless data and M2M markets. Actual results may differ significantly from those contemplated by these forward-looking statements due to a variety of factors. Important factors that may cause such differences include, but are not limited to, those described in Sierra Wireless and Wavecom’s filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. Further risks and uncertainties include, among others, the risk that Sierra Wireless’ proposed acquisition of Wavecom may be delayed or may ultimately be unsuccessful. All forward-looking statements are qualified by these cautionary statements and speak only as of the date they are made.

U.S. Holders of any Wavecom securities may not tender into the Offer described in this letter. No ADSs, wherever the holder is located, may be tendered into the Offer described in this letter. U.S. Holders of Shares and OCEANEs, as well as holders of ADSs, wherever the holder is located, may only tender their Shares, OCEANEs and ADSs into the corresponding offer that the Offeror has initiated in the U.S. (the “U.S. Offer”). More information about the U.S. Offer is available free of charge at the SEC’s website (www.sec.gov).